Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Plum Acquisition Corp. I on Amendment No. 2 to Form S-4 of our report dated March 1, 2024, which includes an explanatory paragraph as to Plum Acquisition Corp. I ability to continue as a going concern, with respect to our audits of the financial statements of Plum Acquisition Corp. I as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 4, 2024